FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of December 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Vision Grande Group Holdings Limited.

Vision Grande Group Holdings Limited	Amcor Packaging (Asia) Pty Limited
(incorporated in Australia with limited liability)
(incorporated in the Cayman Islands with limited liability)
(stock code: 2300)

JOINT ANNOUNCEMENT

(1) MAJOR AND CONNECTED TRANSACTION INVOLVING ACQUISITION OF
THE ENTIRE SHARE CAPITAL OF BELLGATE INTERNATIONAL LIMITED;
(2) CONNECTED TRANSACTIONS IN RELATION TO
SUBSCRIPTION OF NEW SHARES BY AMCOR GROUP;

(3) APPLICATION FOR WHITEWASH WAIVERS BY AMCOR GROUP FROM
POSSIBLE OBLIGATION TO MAKE A GENERAL OFFER FOR THE ISSUED SHARES IN VISION
GRANDE GROUP HOLDINGS LIMITED; AND
(4) RESUMPTION OF TRADING

Financial adviser to Vision Grande Group Holdings Limited

ABN AMRO ASIA CORPORATE FINANCE LIMITED

Financial adviser to Amcor Group

CITIGROUP GLOBAL MARKETS ASIA LIMITED

Independent financial adviser to Vision Grande Group Holdings Limited

SOMERLEY LIMITED

Acquisition

The respective boards of directors of the Company and Amcor Packaging (Asia) Pty Limited are pleased to announce that on 23 December 2005, the Sale and Purchase Agreement was entered into for the proposed acquisition by the Group of the entire share capital of Bellgate International Limited. Bellgate International Limited is an investment holding company incorporated in the British Virgin Islands and will, at the time of Completion, indirectly and beneficially own 83% of the registered capital of Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and 60% of the registered capital of Qingdao Leigh-Mardon Packaging Co., Ltd.

The consideration for the Acquisition shall be HK$509,040,000 which will be satisfied by the Company allotting and issuing 121,200,000 new Shares to the Vendor (or its nominee), credited as fully paid, at an issue price of HK$4.20 per Consideration Share. Based on the closing price of HK$5.30 per Share on 20 December 2005, being the last trading date immediately before the date of this announcement, the market value of the Consideration Shares is approximately HK$642.4 million.

The Acquisition constitutes a major transaction for the Company under the Listing Rules. As the Vendor, through AMB Packaging, is a substantial Shareholder interested in 80,000,000 Shares, representing approximately 16.67% of the issued share capital of the Company, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules.

Subscription

The respective boards of directors of the Company and the Subscriber are also pleased to announce that the Company conditionally agreed to allot and issue and the Subscriber conditionally agreed to subscribe in cash for a total of 16,670,000 new Shares at the Subscription Price of HK$4.20 per Subscription Share.

The Subscription constitutes a connected transaction for the Company under the Listing Rules.

Further Subscription

In view of the transactions contemplated under the Acquisition and the Subscription, AMB Packaging does not intend to exercise the AMB Option on or before 31 December 2005. Instead, the Company and AMB Packaging entered into the Further Subscription Agreement, which involves the conditional allotment and issue of 96,000,000 new Shares by the Company to AMB Packaging at HK$2.50 each (which are the same under the AMB Option), in order to bundle the Acquisition and the Subscription together.

The Further Subscription constitutes a connected transaction for the Company under the Listing Rules.

The net proceeds from the Subscription and the Further Subscription, after deduction of all related expenses, of approximately HK$293 million are intended to be applied to finance any capital investment as may be identified by the Group and/or as general working capital of the Group for further business expansion purposes.

Whitewash Waivers

Immediately following Completion, Subscription Completion, Further Subscription Completion and after restoration of the 25% public float, the shareholding of Amcor Group and the parties acting in concert with it will remain unchanged at 75%. As Amcor Group will increase its voting rights in the Company from approximately 16.67% to 44.0%, under Rule 26.1 of the Takeovers Code, Amcor Group is required to make a mandatory general offer for all the issued Shares (other than those Shares already owned or agreed to be acquired by Amcor Group and the parties acting in concert with it), unless the Whitewash Waivers are obtained. In this regard, Amcor Group will make an application to the Executive for the Whitewash Waivers in respect of the issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares subject to the approval of the Independent Shareholders on a vote by poll. The Executive may or may not grant the Whitewash Waivers. Completion of each of the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement is conditional upon, among other things, the granting of the Whitewash Waivers by the Executive. If the Whitewash Waivers are not granted by the Executive, the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement will lapse.

General

As each of the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers requires approval by the Independent Shareholders at the EGM, an independent board committee of the Company comprising Mr. Ng Kwai Sang, Mr. Ng Pui Cheung, Joseph and Mr. Chung Kwok Mo, John, being all independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers. Somerley Limited has been appointed as the independent financial adviser to the Company to advise the independent board committee of the Company and the Independent Shareholders in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers.

A circular containing, among other things, further details of the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers, together with the recommendation of the independent board committee to the Independent Shareholders, and the letter of advice from the independent financial adviser to the independent board committee of the Company and the Independent Shareholders and the notice of EGM will be despatched to the Shareholders as soon as possible. The voting in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers at the EGM will be conducted by way of a poll whereby Amcor Group and Mr. Li and their respective associates, and other Shareholders who are interested or involved in the Acquisition, the Subscription and the Further Subscription will abstain from voting on the relevant resolutions to be proposed at the EGM to approve the Acquisition, the Subscription, the Further Subscription, the Whitewash Waivers and the transactions contemplated thereunder.

Shareholders and potential investors should be aware that the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement are conditional upon the satisfaction or waiver of a number of conditions as respectively set out below. Accordingly, the Acquisition, the Subscription and the Further Subscription may or may not proceed. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

Suspension and resumption of share trading

At the request of the Company, trading in the Shares has been suspended from 2:30 p.m. on 20 December 2005 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 28 December 2005.

(1)      ACQUISITION

The respective boards of directors of the Company and the Vendor are pleased to announce that the Sale and Purchase Agreement was entered into for the Acquisition, details of which are set out below:

SALE AND PURCHASE AGREEMENT

Date:           23 December 2005

Parties:

(1) Purchaser:    Victory Honest Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

(2) Vendor:        Amcor Packaging (Asia) Pty Limited, a company incorporated in Victoria, Australia and a member of Amcor Group which, through AMB Packaging, is a substantial Shareholder interested in approximately 16.67% of the existing issued share capital of the Company as at the date of this announcement and thus a connected person of the Company

(3) The Company as issuer of the Consideration Shares

Assets to be acquired

The Sale Shares, representing the entire issued share capital of Bellgate International Limited which will, at the time of Completion, indirectly and beneficially own 83% of the registered capital of Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and 60% of the registered capital of Qingdao Leigh-Mardon Packaging Co., Ltd. The original costs of investment by the Vendor in the Sale Shares and the Target Subsidiaries was approximately US$20.1 million.

Consideration

The consideration for the Acquisition shall be HK$509,040,000 which will be satisfied by the Company allotting and issuing 121,200,000 new Shares to the Vendor (or its nominee), credited as fully paid, at an issue price of HK$4.20 per Consideration Share.

The Directors consider that the terms of the Sale and Purchase Agreement (including the issue price of the Consideration Shares) were negotiated between Amcor Group and the Group in good faith and on arm’s length basis after taking into consideration of various factors including but not limited to the strategic relationship and synergy effect with Amcor Group in the development of the Group as one of the leaders in the manufacturing and printing of cigarette packaging products in the PRC, the historical financial results, cash position and the earning potential of the Target Subsidiaries, the underlying net asset value of the Shares, the prevailing trading performance of the Shares on the Stock Exchange, and the positive effect on the Share price after announcement of Amcor Packaging’s strategic investment in the Company in December 2004, and the average closing prices of the Shares of HK$4.10 per Share from the date of announcement of Amcor Packaging’s strategic investment in the Company and up to and the date of this announcement. The Directors consider that given the potential benefits to be derived from the Acquisition for the long term development of the Group, the terms of the Sale and Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders. The independent board committee of the Company will seek the view of the independent financial adviser as to the fairness and reasonableness of the Acquisition.

The Consideration Shares represent approximately 25.3% of the existing issued share capital of the Company, approximately 20.2% of the issued share capital of the Company as enlarged by the allotment and issue of the Consideration Shares and approximately 17.0% of the issued share capital of the Company as enlarged by the allotment and issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares. The Consideration Shares will be issued under the specific mandate to be sought at the EGM. The Consideration Shares, when allotted and issued, shall rank pari passu in all respects with the Shares in issue on the date of allotment and issue of the Consideration Shares including the right to all dividends, distributions and other payments made or to be made, the record date for which falls on or after the date of such allotment and issue. Based on the closing price of HK$5.30 per Share on 20 December 2005, being the last trading date immediately before the date of this announcement, the market value of the Consideration Shares is approximately HK$642.4 million.

The issue price for the Consideration Shares of HK$4.20 per Consideration Share, which is equal to the Subscription Price, represents:

(a)   a discount of approximately 20.8% to the closing price of HK$5.30 per Share as quoted on the Stock Exchange on 20 December 2005, being the last trading day immediately preceding the date of the Sale and Purchase Agreement;

(b)   a discount of approximately 17.2% to the average of the closing prices of the Shares of HK$5.07 per Share as quoted on the Stock Exchange for the last five trading days up to and including 20 December 2005;

(c)   a discount of approximately 17.0% to the average of the closing prices of the Shares of HK$5.06 per Share as quoted on the Stock Exchange for the last ten trading days up to and including 20 December 2005;

(d)   a discount of approximately 6.7% to the average of the closing prices of the Shares of HK$4.50 per Share as quoted on the Stock Exchange for the last 180 trading days up to and including 20 December 2005;

(e)   a premium of approximately 55.6% over the closing price of HK$2.7 per Share as quoted on the Stock Exchange on 8 December 2004, being the last trading date immediately before the strategic investment by AMB Packaging in the Company was announced;

(f)    a premium of approximately 2.4% over the average closing prices of the Shares of HK$4.10 per Share as quoted on the Stock Exchange since 13 December 2004 (being the first trading date immediately after the announcement of the strategic investment by AMB Packaging in the Company) up to and including 20 December 2005; and

(g)   a premium of approximately 247.1% over the unaudited net tangible asset value per Share of approximately HK$1.21, based on the unaudited net tangible asset value of the Group of approximately HK$578.6 million as at 30 June 2005 as shown in the interim report of the Company for the six months ended 30 June 2005 and 480,000,000 Shares in issue as at the date of this announcement.

Conditions

Completion is conditional upon the satisfaction or waiver (as applicable) of each of the following conditions:

(i)       the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Consideration Shares;

(ii)      the Group being reasonably satisfied with the results of the due diligence review to be conducted on Bellgate International Limited and the Target Subsidiaries;

(iii)     the Group having received from its PRC legal advisers a legal opinion in form and substance satisfactory to the Group covering such matters of PRC laws in relation to, among other matters, the Target Subsidiaries;

(iv)     the Independent Shareholders passing at the EGM resolutions approving the Sale and Purchase Agreement and the transactions contemplated thereunder including but not limited to the allotment and issue of the Consideration Shares to the Vendor (or its nominee) credited as fully paid;

(v)      the Whitewash Waiver in relation to the issue of the Consideration Shares having been approved by the Independent Shareholders at the EGM and granted by the Executive in accordance with the Takeovers Code;

(vi)     Mr. Li having delivered an undertaking to dispose of such number of his Shares on or before Completion in order to maintain the minimum public float of the Company in compliance with the Listing Rules;

(vii)    all necessary consents, authorisations, licences and approvals for or in connection with the sale and purchase of the Sale Shares having been obtained;

(viii)   Bellgate International Limited having indirectly acquired 83% beneficial interests in the registered capital of Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and 60% beneficial interests in the registered capital of Qingdao Leigh-Mardon Packaging Co., Ltd.;

(ix)      the Subscription Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein); and

(x)       the Further Subscription Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein).

None of the conditions above are waivable other than the conditions set out in conditions (ii) and (iii) above. If any of the conditions set out above has not been satisfied (or, as the case may be, waived) at or before 30 June 2006, or such later date as both the Group and the Vendor may agree in writing, the Sale and Purchase Agreement will cease and terminate.

Completion

Completion will take place contemporaneously with Subscription Completion and Further Subscription Completion.

(2)      SUBSCRIPTION AGREEMENT

Date:           23 December 2005

Parties:      (i)        The Company as issuer; and

(ii)       Amcor Fibre Packaging-Asia Pte Limited as the Subscriber

As the Subscriber is an associate of AMB Packaging, which is a substantial Shareholder interested in approximately 16.67% of the existing issued share capital of the Company as at the date of this announcement, it is a connected person of the Company.

The Subscription

Pursuant to the Subscription Agreement, the Company conditionally agreed to allot and issue and the Subscriber conditionally agreed to subscribe in cash for a total of 16,670,000 new Shares at the Subscription Price of HK$4.20 per Subscription Share.

The Subscription Shares represent 3.5% of the existing issued share capital of the Company, approximately 3.4% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares and approximately 2.3% of the issued share capital of the Company as enlarged by the allotment and issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares.

The Subscription Price

The Subscription Price of HK$4.20 per Subscription Share was determined after arm’s length negotiations between the Company and the Subscriber and is equal to the issue price of the Consideration Shares. The Directors consider that the terms of the Subscription Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The independent board committee of the Company will also seek the view of the independent financial adviser as to the fairness and reasonableness of the Subscription.

Conditions of the Subscription

Completion of the Subscription Agreement is conditional upon, amongst others, the following conditions having been fulfilled or waived by the Subscriber in writing (as applicable) on or before 30 June 2006 or such later date as both the Company and the Subscriber may agree in writing:

(i)       the Company’s representations and warranties given in the Subscription Agreement remaining true and correct up to the date of Subscription Completion;

(ii)      the Independent Shareholders passing at the EGM the resolutions approving the Subscription Agreement and the transactions contemplated thereunder including but not limited to the allotment and issue of the Subscription Shares;

(iii)     the Whitewash Waiver in relation to the Subscription having been approved by the Independent Shareholders at the EGM and granted by the Executive in accordance with the Takeovers Code;

(iv)     the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares;

(v)      Mr. Li having delivered an undertaking to dispose of such number of his Shares on or before Subscription Completion in order to maintain the minimum public float of the Company’s issued share capital as enlarged by the Subscription Shares in accordance with the Listing Rules;

(vi)     the Sale and Purchase Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein);

(vii)    the Further Subscription Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein); and

(viii)   there having been no material adverse change in the business, financial condition or prospects of the Group since 30 June 2005 up to the date of Subscription Completion.

None of the conditions above are waivable other than the conditions set out in conditions (i) and (viii) above. If any of the conditions set out above have not been satisfied (or, as the case may be, waived) at or before 30 June 2006, or such later date as both the Company and the Subscriber may agree, the Subscription Agreement will cease and terminate.

Subscription Completion

The date of Subscription Completion will be determined when the conditions (i) to (viii) are fulfilled of which conditions (i) and/or (viii) can be waived at the date of Subscription Completion. Subscription Completion shall take place contemporaneously with Completion and Further Subscription Completion.

Ranking of the Subscription Shares

The Subscription Shares, when issued, will rank pari passu in all respects among themselves and with the Shares in issue as at the date of allotment and issue of the Subscription Shares, including the right to receive all future dividends and distributions which may be declared, made or paid by the Company on or after the date of allotment and issue of the Subscription Shares.

Mandate

The Subscription Shares will be issued pursuant to the specific mandate to be sought at the EGM.

(3)      FURTHER SUBSCRIPTION AGREEMENT

Reference is made to the Subscription and Option Agreement dated 9 December 2004 and entered into between the Company and AMB Packaging pursuant to which the Company has granted the AMB Option to AMB Packaging to subscribe for 96,000,000 Shares at HK$2.50 per Share at any time up to 12:00 noon on 31 December 2005. Further details of the AMB Option are set out in the joint announcement dated 10 December 2004 and the circular of the Company dated 31 December 2004.

In view of the transactions contemplated under the Acquisition and the Subscription, AMB Packaging does not intend to exercise the AMB Option on or before 31 December 2005. Instead, the Company and AMB Packaging entered into the Further Subscription Agreement, which involves the same number of Shares and the exercise price under the AMB Option, in order to supersede the AMB Option and bundle the Acquisition and the Subscription together. The AMB Option has thereby lapsed. Details of the Further Subscription Agreement are set out below:

Date:           23 December 2005

Parties:      (i)        The Company as issuer; and

(ii)       AMB Packaging (or its nominee) as subscriber

As AMB Packaging is a substantial Shareholder interested in approximately 16.67% of the existing issued share capital of the Company as at the date of this announcement, it is a connected person of the Company.

Further Subscription

Pursuant to the Further Subscription Agreement, the Company conditionally agreed to allot and issue and AMB Packaging conditionally agreed to subscribe for 96,000,000 new Shares at the Issue Price of HK$2.50 per Further Subscription Share.

The Further Subscription Shares represent 20% of the existing issued share capital of the Company, approximately 16.7% of the issued share capital of the Company as enlarged by the allotment and issue of the Further Subscription Shares and approximately 13.4% of the issued share capital of the Company as enlarged by the allotment and issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares.

The Issue Price

The Issue Price of HK$2.50 per Further Subscription Share was determined after arm’s length negotiations between the Company and the Subscriber and is equal to the exercise price of the AMB Option previously granted to AMB Packaging pursuant to the Subscription and Option Agreement dated 9 December 2004 and entered into between the Company and AMB Packaging (further details of which are set out in the joint announcement dated 10 December 2004 and the circular of the Company dated 31 December 2004).

The Issue Price of HK$2.50 per Further Subscription Share, which is equal to the exercise price for the AMB Option, represents:

(a)   a discount of approximately 52.8% to the closing price of HK$5.30 per Share as quoted on the Stock Exchange on 20 December 2005, being the last trading day immediately preceding the date of the Further Subscription Agreement;

(b)   a discount of approximately 50.7% to the average of the closing prices of the Shares of HK$5.07 per Share as quoted on the Stock Exchange for the last five trading days up to and including 20 December 2005;

(c)   a discount of approximately 7.4% to the closing price of HK$2.7 per Share as quoted on the Stock Exchange on 8 December 2004, being the last trading date immediately before the strategic investment by AMB Packaging in the Company was announced; and

(d)   a premium of approximately 106.6% over the unaudited net tangible asset value per Share of approximately HK$1.21, based on the unaudited net tangible asset value of the Group of approximately HK$578.6 million as at 30 June 2005 as shown in the interim report of the Company for the six months ended 30 June 2005 and 480,000,000 Shares in issue as at the date of this announcement.

The Directors consider that the terms of the Further Subscription Agreement (including the Issue Price) is fair and reasonable and is in the interests of the Company and the Shareholders as a whole in view of the role of Amcor Group in the future development of the Group, the right of AMB Packaging to use HK$2.50 per Share to subscribe for 96,000,000 Shares under the AMB Option which was previously granted to AMB Packaging under the Subscription and Option Agreement dated 9 December 2004, and the inter-dependence between the Acquisition, the Subscription and the Further Subscription which are bundled together to take place contemporaneously. The independent board committee of the Company will also seek the view of the independent financial adviser as to the fairness and reasonableness of the Further Subscription.

Conditions of the Further Subscription

AMB Packaging undertook to subscribe (or to procure its nominee to subscribe) for the Further Subscription Shares when the following conditions have been fulfilled:

(i)       the Independent Shareholders passing at the EGM the resolutions approving the Further Subscription Agreement and the allotment and issue of the Further Subscription Shares, and the Whitewash Waiver;

(ii)      the Whitewash Waiver in relation to the acquisition of the Further Subscription Shares having been granted by the Executive in accordance with the Takeovers Code;

(iii)     the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Further Subscription Shares;

(iv)     the Sale and Purchase Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein); and

(v)      the Subscription Agreement becoming unconditional (except the fulfillment of this reciprocal condition therein).

None of the conditions above are waivable. If any of the conditions set out above has not been satisfied on or before 30 June 2006, or such other date as the Group and AMB Packaging may agree in writing, the Further Subscription Agreement will cease and terminate.

Further Subscription Completion

Further Subscription Completion shall take place contemporaneously with Completion and Subscription Completion.

Ranking of the Further Subscription Shares

The Further Subscription Shares, when issued, will rank pari passu in all respects among themselves and with the Shares in issue as at the date of allotment and issue of the Further Subscription Shares, including the right to receive all future dividends and distributions which may be declared, made or paid by the Company on or after the date of allotment and issue of the Further Subscription Shares.

Mandate

The Further Subscription Shares will be issued pursuant to the specific mandate to be sought at the EGM.

SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company immediately following Completion; (iii) the shareholding structure of the Company immediately following Completion and Subscription Completion; (iv) the shareholding structure of the Company immediately following Completion, Subscription Completion and Further Subscription Completion; (v) the shareholding structure of the Company immediately following Completion, Subscription Completion, Further Subscription Completion and restoration of public float:

	As at the date of this announcement		Immediately following Completion (before restoration of public float)		Immediately following Completion and Subscription Completion (before restoration of public float)		Immediately following Completion, Subscription Completion and Further Subscription Completion (before restoration of public float)		Immediately following Completion, Subscription Completion, Further Subscription Completion and after restoration of public float
Shareholder	No. of Shares (000)%		No. of Shares (000)%		No. of Shares (000)%		No. of Shares (000)%		No. of Shares (000)%

Mr. Li	276,728	57.6	276,728	46.0	276,728	44.8	276,728	38.7	218,260	30.5
Lee Cheuk Yin, Dannis, an executive Director	3,272	0.7	3,272	0.5	3,272	0.5	3,272	0.5	3,272	0.5
Amcor Group	80,000	16.7	201,200	33.5	217,870	35.3	313,870	44.0	313,870	44.0

Amcor Group and its concert parties	360,000	75.0	481,200	80.0	497,870	80.6	593,870	83.2	535,402	75.0
Public Shareholders	120,000	25.0	120,000	20.0	120,000	19.4	120,000	16.8	178,468	25.0

Total:	480,000	100.0	601,200	100.0	617,870	100.0	713,870	100.0	713,870	100.0

LISTING RULES IMPLICATIONS

The Acquisition constitutes a major transaction for the Company under the Listing Rules. The Vendor, through AMB Packaging, is a substantial Shareholder interested in 80,000,000 Shares, representing approximately 16.67% of the issued share capital of the Company. Accordingly, the Acquisition also constitutes a connected transaction for the Company and is therefore subject to the approval of the Independent Shareholders by poll at the EGM. Each of the Subscription and Further Subscription also constitutes a connected transaction for the Company and is subject to the approval of the Independent Shareholders by poll at the EGM.

Immediately upon Completion, Subscription Completion and Further Subscription Completion, less than 25% of the enlarged issued share capital of the Company will be in the hands of the public. In this regard, Mr. Li will, as one of the conditions precedent to the Acquisition, the Subscription and the Further Subscription, give an undertaking to dispose of such number of Shares on or before Completion, Subscription Completion and Further Subscription Completion to independent third parties not connected with the chief executive, directors or substantial shareholders of the Company and its subsidiaries or any of their respective associates in order to ensure that the minimum public float requirement will be met in accordance with the Listing Rules.

It is the intention of the Board and Amcor Group that the Company will remain listed on the Stock Exchange after Completion, Subscription Completion and Further Subscription Completion. Each of Amcor Group and Mr. Li will undertake to the Stock Exchange to take appropriate steps to ensure that not less than 25% of the issued Shares will be held by the public. In this regard, as a condition precedent to each of the Acquisition, Subscription and Further Subscription, Mr. Li will give an undertaking to dispose of such number of his Shares on or before Completion, Subscription Completion and Further Subscription Completion in order to ensure that the minimum public float requirement will be met in accordance with the Listing Rules.

The Stock Exchange has stated that it will closely monitor dealings in the Shares on the Stock Exchange. If the Stock Exchange believes that (i) a false market exists or may exist in the trading of the Shares; or (ii) there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

TAKEOVERS CODE IMPLICATIONS

Amcor Group is a substantial Shareholder interested in 80,000,000 Shares, representing approximately 16.67% of the total issued share capital of the Company. Apart from the transactions as contemplated under the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement, the Vendor, the Subscriber, AMB Packaging and the parties acting in concert with any of them did not deal in any Shares within six months immediately prior to the date of the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement and up to the date of this announcement. Immediately following Completion, Subscription Completion, Further Subscription Completion and after restoration of the 25% public float, the shareholding of Amcor Group and the parties acting in concert with it will remain unchanged at 75%. As Amcor Group will increase its equity interests from 80,000,000 Shares, representing approximately 16.7% of the voting rights, to 313,870,000 Shares, representing approximately 44.0% of the voting rights of the Company as enlarged by the allotment and issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares, under Rule 26.1 of the Takeovers Code, Amcor Group is required to make a mandatory general offer for all the issued Shares (other than those Shares already owned or agreed to be acquired by them), unless the Whitewash Waivers are obtained.

Amcor Group will make an application to the Executive for the Whitewash Waivers in respect of the issue of the Consideration Shares, the Subscription Shares and the Further Subscription Shares, subject to the approval of the Independent Shareholders on a vote by poll. The Executive may or may not grant the Whitewash Waivers. Completion of each of the Sale and Purchase Agreement, the Subscription Agreement, and the Further Subscription Agreement is conditional upon, among other things, the granting of the Whitewash Waivers by the Executive. If the Whitewash Waivers are not granted by the Executive, the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement will lapse.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in the printing and manufacturing of high quality cigarette packaging and laminated papers in the PRC.

As mentioned in the prospectus of the Company dated 16 March 2004, the cigarette industry is closely regulated by the PRC government. State Tobacco Monopoly Administration (“STMA”) is the government authority responsible for promulgating and enforcing the laws and policy relating to the cigarette industry in the PRC. In order to enhance the competitiveness of the cigarette manufacturers in the PRC, STMA has adopted a reform policy for consolidating the cigarette industry in the PRC as a result of which the number of cigarette manufacturers has been greatly reduced from about 104 in 2001 to about 80 in 2004. It is estimated by the Board that at present there are only about 40 cigarette manufacturers in the PRC. In light of the continuous trend of consolidation, those existing cigarette manufacturers in the PRC are actively launching new brands, renewing the package designs for their existing brands and/or looking for mergers and acquisitions so as to preserve and strengthen their competitiveness and market shares.

The cigarette manufacturing industry in the PRC is therefore dominated by a few sizeable manufacturers, each of which usually engages only two to five key cigarette packaging printing companies. The ongoing consolidation of the cigarette industry in the PRC will inevitably affect the competitive landscape and business prospects of cigarette printing companies. In view of the rapidly changing business environment in the cigarette industry in the PRC, the Group intends to actively pursue acquisition strategy for accelerating its growth to become a market leader in the manufacturing and printing of cigarette packaging products in the PRC. As mentioned in the circular of the Company dated 31 December 2004 in relation to the subscription for new Shares by, and the grant of the AMB Option to, Amcor Group, the Group and Amcor Group wish to explore possible synergies and cooperation opportunities amongst their respective businesses to further enhance the business of the Group. Given the fact that the cigarette industry in the PRC is undergoing consolidation, it is the common objective of both the Group and Amcor Group that the Group be further developed and expanded to become the market leader in the manufacturing and printing of cigarette packaging and laminated papers in the PRC instead of pursuing their respective development and expansion plans by procuring potential target companies for acquisition on their own. The Board expects that the Acquisition will provide a strategic opportunity for the Group to establish its cigarette packaging printing business in Beijing and Qingdao to leverage upon the existing business platform established by Amcor Group where the Group currently does not have operations. As the cigarette packaging industry in the PRC is currently segmented by geography, the Acquisition will enable the Group to expand its business into the northern part of China, diversify the Group’s revenue base and generate synergies for both the Group and Amcor Group as a result of sharing of resources (such as technological know-how, printing machinery, shared marketing and sales force) as well as the economies of scale. Given the background of Amcor Group as one of the largest producers of tobacco packaging in the world (further details of which are set out in the paragraph headed “Information on Amcor Group” below), the combination of the Group and Amcor Group would create a unique and strategic position in terms of market positioning. Besides, the Group will secure capital and technological support which are necessary to attract high quality and sizeable targets and/or other strategic market participants for further business expansion and consolidation. With the strategic partnership with Amcor Group, the Board envisages that it will be easier for the Group to obtain the support of cigarette manufacturers, which is generally desirable, for any possible acquisitions the Company might wish to consider in the future. Furthermore, it is expected that significant long term benefits can be obtained through mergers and acquisitions under the Amcor umbrella as well as further enhancement of the combination of Amcor Group’s expertise and global reach and the Group’s knowledge of the cigarette packaging and printing market in the PRC. Through merging Amcor Group’s existing assets in northern China with those of the Group in southern China and consolidating the Amcor Group’s position as an international strategic partner, the Group is confident that it can cope with the challenges amid the changing business environment and will move one step closer to its goal of becoming the leader in manufacturing of cigarette packaging products in the PRC. Accordingly, the Board considers that the Acquisition is in line with the business development of the Group, and is in the interests of the Company and the Shareholders as a whole.

REASONS FOR THE SUBSCRIPTION, THE FURTHER SUBSCRIPTION AND USE OF PROCEEDS

The Subscription together with the Further Subscription will enable Amcor Group to increase its strategic interests in the Group thereby consolidating its control after Completion while providing additional financial resources to the Group for further business expansion. As such, the Directors consider that the Subscription and the Further Subscription are in the interests of the Company and the Shareholders as a whole.

The net proceeds from the Subscription and the Further Subscription, after deduction of all related expenses, of approximately HK$293 million, are intended to be applied to finance any capital investment as may be identified by the Group and/or as general working capital of the Group for further business expansion purposes. At present, the Group has not identified any business for investment and/or expansion purposes and no agreement for any investment has been reached. Further announcement will be made by the Company as and when necessary in compliance with the Listing Rules and/or Takeovers Code.

INFORMATION ON BELLGATE INTERNATIONAL LIMITED AND TARGET SUBSIDIARIES

Bellgate International Limited is an investment holding company incorporated in the British Virgin Islands with limited liability, the entire issued share capital of which is beneficially owned by the Vendor. As at the date of this announcement, Bellgate International Limited has not yet commenced business. The registered capitals of Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and Qingdao Leigh-Mardon Packaging Co., Ltd. are currently indirectly and beneficially owned as to 83% and 60% respectively by the Vendor. The remaining equity interests in the Target Subsidiaries which are not beneficially owned by the Vendor are held by independent third parties not connected with the directors, chief executive or substantial shareholders of the Company and its subsidiaries or any of their respective associates. As a condition precedent to the Acquisition, Bellgate International Limited shall at the time of Completion be indirectly and beneficially interested in 83% of the registered capital of Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and 60% of the registered capital of Qingdao Leigh-Mardon Packaging Co., Ltd., which will be its only assets.

Beijing Leigh-Mardon Pacific Packaging Co., Ltd. is a sino-foreign equity joint venture established in the PRC in 1995 with a registered capital of US$13.0 million and is principally engaged in the printing and sale of cigarette packages in Beijing, the PRC. Qingdao Leigh-Mardon Packaging Co., Ltd. is also a sino-foreign equity joint venture established in the PRC in 1993 with a registered capital of US$15.5 million and is principally engaged in the printing and sale of cigarette packages in Qingdao, PRC. Based on their respective unaudited financial statements for the year ended 31 December 2003 obtained by the Directors, the combined turnover of the Target Subsidiaries was approximately RMB309.6 million, and the combined net profit before tax and minority interests, and net profit after tax and minority interests of the Target Subsidiaries were approximately RMB46.8 million and RMB25.2 million respectively. The attributable net asset value of the Target Subsidiaries as at 31 December 2003 was approximately RMB234.2 million. Based on their respective unaudited financial statements for the year ended 31 December 2004, the combined turnover of the Target Subsidiaries was approximately RMB325.9 million, and the combined net profit before tax and minority interests, and net profit after tax and minority interests of the Target Subsidiaries were approximately RMB46.1 million and RMB19.7 million respectively. The attributable net asset value of the Target Subsidiaries as at 31 December 2004 was approximately RMB236.7 million. Furthermore, based on the unaudited management account of the Target Subsidiaries obtained by the Directors, cash and cash equivalents (including bills receivable) amounted in total to approximately RMB176.0 million as at 30 June 2005. Shareholders and potential investors should note that the above unaudited financial figures are subject to audit and the audited figures for Bellgate International Limited and the Target Subsidiaries will be included in the circular of the Company to be despatched.

According to the respective articles of association of the Target Subsidiaries, Amcor Group is entitled to appoint four out of a total of six directors to the board of directors of Beijing Leigh-Mardon Pacific Packaging Co., Ltd., and three out of a total of five directors to the board of directors of Qingdao Leigh-Mardon Packaging Co., Ltd.

INFORMATION ON AMCOR GROUP

The Vendor is a company incorporated in Victoria, Australia and is an indirect wholly owned subsidiary of Amcor Limited, which is principally engaged in the manufacture and sale of tobacco packaging and corrugated fibre containers. The shares of Amcor Limited are listed on the Australian Stock Exchange Limited and, in the form of American Depositary Shares evidenced by American Depositary Receipts on the NASDAQ National Market System in the United States. Amcor Group, with headquarters in Melbourne, Australia, is one of the largest companies in Australia in terms of market capitalisation and it is one of the members of the Australian All Ordinaries Index. As at 19 December 2005, Amcor Group had a market capitalisation of approximately AUD6.4 billion. Amcor Group is also one of the world’s largest packaging companies having over 240 plants in 39 countries with annual sales of approximately AUD11 billion and employs around 27,000 people globally. Amcor Group offers a broad range of plastic, fibre, metal and glass packaging products and is the largest producer of PET containers and one of the largest producers of tobacco packaging in the world. In recent years, Amcor has become a globally recognised brand. It is known for the high quality of its packaging products and market leadership in innovation.

INTENTION OF AMCOR GROUP REGARDING THE GROUP

Following Completion, Subscription Completion and Further Subscription Completion, Amcor Group will hold approximately 44.0% shareholding in the Company and will be the controlling Shareholder. Amcor Group intends to continue the existing businesses of the Group. Amcor Group has no intention to re-deploy the employees or to dispose of or re-deploy the assets of the Group other than those in its ordinary course of business.

As at the date of this announcement, the Board comprises four executive Directors, one non-executive Director and three independent non-executive Directors. After Completion, Amcor Group shall have the right to appoint the chairman and further Directors so as to constitute a majority of the Board, such appointment shall be in compliance with the articles of association of the Company. After the place down of his Shares to meet the minimum public float requirement under the Listing Rules, Mr. Li will continue to be a controlling Shareholder interested in approximately 30.5% in the share capital of the Company. It is intended that Mr. Li will be re-designated as the vice-chairman of the Company and continue to be involved in the management of the Group.

GENERAL

As each of the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers requires approval by the Independent Shareholders at the EGM, an independent board committee of the Company comprising Mr. Ng Kwai Sang, Mr. Ng Pui Cheung, Joseph and Mr. Chung Kwok Mo, John, being all independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers. Somerley Limited has been appointed as the independent financial adviser to the Company to advise the independent board committee and the Independent Shareholders in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers.

A circular containing, among other things, further details of the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers, together with the recommendation of the independent board committee to the Independent Shareholders, and the letter of advice from the independent financial adviser to the independent board committee of the Company and the Independent Shareholders and the notice of EGM will be despatched to the Shareholders as soon as possible. The voting in relation to the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers at the EGM will be conducted by way of a poll whereby Amcor Group and Mr. Li and their respective associates, and other Shareholders who are interested or involved in the Acquisition, the Subscription and the Further Subscription will abstain from voting on the relevant resolutions to be proposed at the EGM to approve the Acquisition, the Subscription, the Further Subscription, the Whitewash Waivers and the transactions contemplated thereunder.

Application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares, the Subscription Shares and the Further Subscription Shares.

Save for the subscription of 80,000,000 new Shares by AMB Packaging at a subscription price of HK$2.50 per Share pursuant to the Subscription and Option Agreement dated 9 December 2004 as described in the joint announcement dated 10 December 2004, no fund raising exercise has been carried out by the Company for the past 12 months immediately prior to the date of this announcement.

Shareholders and potential investors should be aware that the Sale and Purchase Agreement, the Subscription Agreement and the Further Subscription Agreement are conditional upon the satisfaction or waiver of a number of conditions as respectively set out above. Accordingly, the Acquisition, the Subscription and the Further Subscription may or may not proceed. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF SHARE TRADING

At the request of the Company, trading in the Shares has been suspended from 2:30 p.m. on 20 December 2005 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 28 December 2005.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following respective meaning:

“Acquisition”	the proposed acquisition of the Sale Shares by the Group as contemplated under the Sale and Purchase Agreement

“AMB Option”

the option granted to AMB Packaging to subscribe for up to 96,000,000 Shares granted under the Subscription and Option Agreement dated 9 December 2004 between the Company and AMB Packaging, further details of which are contained in the joint announcement dated 10 December 2004 and the circular of the Company dated 31 December 2004

“AMB Packaging”

AMB Packaging Pte Limited, a company incorporated in Singapore with limited liability, which is a substantial Shareholder interested in approximately 16.67% of the existing issued share capital of the Company as at the date of this announcement and thus a connected person of the Company

“Amcor Group”	the Amcor Group of Companies comprising, amongst others, Amcor Limited, AMB Packaging, the Vendor and the Subscriber

“associates”	has the meaning ascribed to this term under the Listing Rules

“AUD”	Australian dollars, the lawful currency of Australia

“Board”	the board of Directors

“Company”	Vision Grande Group Holdings Limited, a company incorporated in the Cayman Islands and the issued shares of which are listed on the main board of the Stock Exchange

“Completion”

completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of the Sale and Purchase Agreement, which shall take place contemporaneously with Subscription Completion and Further Subscription Completion

“connected person”	has the meaning ascribed to this term under the Listing Rules

“Consideration Shares”	121,200,000 new Shares to be issued by the Company as consideration for the Acquisition

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held to approve, amongst others, the Acquisition, the Subscription, the Further Subscription and the Whitewash Waivers

“Executive”	the executive director of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director

“Further Subscription”	the subscription of the Further Subscription Shares by AMB Packaging subject to the terms and conditions of the Further Subscription Agreement

“Further Subscription Agreement”	the further subscription agreement dated 23 December 2005 and entered into between the Company and AMB Packaging in relation to the Further Subscription

“Further Subscription Completion”

completion for issue of the Further Subscription Shares in accordance with the terms and conditions of the Subscription Agreement, which shall take place contemporaneously with Completion and Subscription Completion

“Further Subscription Shares”	96,000,000 new Shares, subject to adjustment due to changes (if any) in the capital structure of the Company, to be issued pursuant to the Further Subscription Agreement

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	Shareholders other than Amcor Group, Mr. Li and their respective associates, and other Shareholders who are interested or involved in the Acquisition, the Subscription and the Further Subscription

“Issue Price”	HK$2.50 per Further Subscription Share, subject to adjustment due to changes (if any) in the capital structure of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mr. Li”

Mr. Li Wei Bo, the chairman and an executive Director, and a controlling Shareholder interested in 276,728,000 Shares representing approximately 57.65% of the total issued share capital of the Company as at the date of this announcement

“PRC”	the People’s Republic of China which, for the purposes of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan

“RMB”	renminbi, the lawful currency of the PRC

“SFC”	the Securities and Futures Commission of Hong Kong

“Sale and Purchase Agreement”	the sale and purchase agreement dated 23 December 2005 and entered into between Victory Honest Group Limited as purchaser, the Vendor as vendor and the Company as issuer in relation to the Acquisition

“Sale Shares”	the entire issued share capital of Bellgate International Limited

“Share(s)”	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber”	Amcor Fibre Packaging-Asia Pte Limited, a company incorporated in Singapore with limited liability

“Subscription”	the subscription of the Subscription Shares by the Subscriber subject to the terms and conditions of the Subscription Agreement

“Subscription Agreement”	the share subscription agreement dated 23 December 2005 and entered into between the Company and the Subscriber in relation to the Subscription

“Subscription Completion”	completion of the Subscription in accordance with the terms and conditions of the Subscription Agreement, which shall take place contemporaneously with Completion and Further Subscription Completion

“Subscription Price”	HK$4.20 per Subscription Share, subject to adjustment due to changes (if any) in the capital structure of the Company

“Subscription Shares”	16,670,000 new Shares to be issued by the Company to the Subscriber pursuant to the Subscription Agreement, subject to adjustment due to changes (if any) in the capital structure of the Company

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers

“Target Subsidiaries”

Beijing Leigh-Mardon Pacific Packaging Co., Ltd. and Qingdao Leigh-Mardon Packaging Co., Ltd., both being sino-foreign equity joint ventures established in the PRC and the registered capital of which will be indirectly and beneficially owned as to 83% and 60% respectively by the Vendor immediately before Completion

“US$”	United States dollars, the lawful currency of United States

“Vendor”

Amcor Packaging (Asia) Pty Limited, a company incorporated in Victoria, Australia principally engaged in the manufacture and sale of tobacco packaging and corrugated fibre containers and a substantial Shareholder and a connected person of the Company

“Whitewash Waiver(s)”

the waiver(s) from the Executive pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code in respect of the acquisition of (1) the Consideration Shares, (2) the Subscription Shares, and (3) the Further Subscription Shares

“%”	percent.

By the order of the board of Directors	By the order of the board of directors
Vision Grande Group Holdings Limited	Amcor Packaging (Asia) Pty Limited
Li Wei Bo	Roger Foenander
Chairman	Director

Hong Kong, 23 December 2005

As at the date of this announcement, the Board comprised Mr. Li Wei Bo, Mr. Chan Chew Keak, Billy, Mr Lee Cheuk Yin Dannis and Mr Cheung Chun Ming as executive Directors, Mr. Sik Siu Kwan as non-executive Director, and Mr Ng Kwai Sang, Mr Ng Pui Cheung, Joseph and Mr Chung Kwok Mo, John as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Amcor Group) and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than information relating to Amcor Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to Amcor Group) not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of each of the AMB Packaging, the Vendor and the Subscriber jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group) and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this announcement the omission of which would make any statement in this announcement misleading.

*              For identification purpose only.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 30 December 2005

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel